October 18, 2019

Mr. Brian McAllister
Ms. Linda Cvrkel
Offices of Beverages, Apparel and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: First Majestic Silver Corp.
Form 40-F for the Fiscal Year Ended December 31, 2018
File No. 001-34984

Dear Mr. McAllister and Ms. Cvrkel:

This letter responds to the letter dated September 26, 2019 (the “Comment Letter”) from the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced Form 40-F of First Majestic Silver Corp. (the “Company” or “First Majestic”) for the Year Ended December 31, 2018 (the “Form 40-F”), filed on March 29, 2019. The Staff’s comments are set forth below, followed by the Company’s responses. The responses of the Company are set forth in ordinary type beneath the comments of the Staff appearing in bold type.

Exhibit 99.2

Note 4. Acquisition of Primero Mining Corp., page 22

1.
We note that, concurrent with your acquisition of Primero, you terminated a pre-existing precious metals purchase agreement between Wheaton Precious Metals International Ltd. (WPMI) and Primero Mining Corp. (Primero) relating to the San Dimas mine. We also note that you subsequently entered into a new precious metals purchase agreement with WPMI and transferred $143.1 million to WPMI in the form of 20,914,590 of your common shares. Please tell us why the settlement of Primero’s agreement with WPMI was treated as consideration in a business combination rather than a separate transaction in accordance with paragraph 52 of IFRS 3. In doing so, please also tell us your consideration of paragraphs B51 to B53 of IFRS 3.

Suite 1800, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639-8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

Prior to the acquisition of Primero by the Company, Primero’s primary business, the San Dimas Mine, was not economically viable due to the pre-existing precious metals purchase agreement (“PMPA”) in-place with WPMI and there were significant concerns that Primero may not be able to fully repay its credit facility or to obtain replacement financing when due. Primero had undertaken a strategic review process to identify alternatives for its shareholders to realize value from their equity in Primero. Any sale process entered into by Primero was impacted by the fact that, under the pre-existing PMPA, WPMI’s consent was contractually required in order for Primero to sell any of its San Dimas related assets, and therefore it was necessary for Primero to involve WPMI in negotiating modifications to the PMPA. Accordingly, a sale of Primero and an amendment of the PMPA were inextricably linked from the perspective of Primero’s shareholders and any related plans to realize value in their equity investment.

The Company entered into tri-party negotiations with Primero and WPMI with a goal of reaching an agreement whereby the Company would acquire Primero with a concurrent amendment to the pre-existing PMPA which would enable the San Dimas Mine to be economically viable. On January 12, 2018, the Company, Primero and WPMI jointly announced that an agreement had been reached whereby the Company would acquire Primero and the PMPA would be concurrently amended such that Primero’s shareholders would realize value from their equity holdings in Primero. The transactions (acquisition of Primero and concurrent amendment of the PMPA) were contingent on each other and closed concurrently on May 10, 2018.

To effect the acquisition, the Company issued 27,333,184 common shares (6,418,594 to Primero shareholders and 20,914,590 to WPMI) with an aggregate value of $187.0 million to acquire Primero with the amended PMPA in place. The consideration paid represented the economic value of Primero incorporating the impact of the amended PMPA. In addition, the Company paid $220 million in cash to WPMI and WPMI then immediately paid the Company $220 million in cash. The cash component of this transaction was to address the legal and tax (particularly transfer pricing) structuring associated with the amendment of the pre-existing PMPA to ensure an appropriate tax value was assigned to both sever the prior contractual relationship between Primero and WPMI (which had previously been contracted in a legacy subsidiary of Primero) and to formulate the amended contractual relationship between WPMI and the Company (which was contracted in a newly incorporated subsidiary of First Majestic). The 27,333,184 common shares was the economic cost to the Company in acquiring Primero as the $220 million in cash was paid to WPMI by one wholly owned subsidiary of the Company and immediately paid by WPMI to another wholly-owned subsidiary of the Company.

Prior to the acquisition of Primero, the Company (the acquirer) had no pre-existing contractual or non-contractual relationships with either Primero (the acquiree), Primero’s common shareholders or WPMI, accordingly the guidance in paragraphs 51 to 52 and B51 to B53 of IFRS 3 as it relates to settlement of pre-existing relationships was determined to not be applicable. However, the Company considered the guidance in paragraphs 52 and B50 of IFRS 3 related to identifying what constitutes part of a business combination based on determining the party that primarily benefits from a transaction – either the acquirer/combined entity or the acquiree (or its former owners).

Paragraph B50 of IFRS 3 provides guidance as to the three factors, which are neither mutually exclusive nor individually conclusive, that an acquirer should consider in determining whether or not a transaction is part of the exchange for the acquiree or whether the transaction is separate from the business combination, as follows:

a.	The reasons for the transaction:

i.
As outlined above, in order for Primero to establish economically viable business operations, the PMPA had to be amended. Without the amendment to the PMPA, the Company would not have entered into the acquisition of Primero, thus preventing Primero shareholders from

Suite 1800, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639-8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

realizing value from their investment in Primero. While it is unquestionable that an amendment to the PMPA was a requirement for the Company to establish a viable deal with Primero’s shareholders, the impetus for modifying the contract was based on pre-existing contractual requirements between Primero and WPMI and was a condition precedent for Primero’s former shareholders to extract any value from their equity investment. Accordingly, there existed tangible benefit for Primero shareholders in WPMI agreeing to amend the precious metals purchase agreement in connection with the acquisition. The acquisition price (at announcement date), represented a 200% premium on Primero’s share price, thus the transaction conveyed benefit to the common shareholders of Primero.

ii.
WPMI also received a benefit from the arrangement in the form of common shares of the Company in exchange for 1) agreeing to the change in control of Primero as was required under the pre-existing PMPA and 2) amending the PMPA. The Company considered this to be comparable to situations whereby an acquirer pays consideration on the acquisition date to settle debt of the acquiree directly to the lender and has not assumed any obligations related to the debt, and accordingly the payment is considered to be part of the consideration transferred. As outlined herein, the acquisition of Primero and the amendment of the PMPA were negotiated together, contingent on each other and occurred concurrently. The Company, as the acquirer, did not assume Primero’s obligations and the associated risks under the pre-existing PMPA and determined that the shares issued to WPMI were part of the overall consideration paid to acquire the Primero business which included the San Dimas Mine with an amended PMPA.

iii.
The benefit to the Company (the acquirer) and the combined entity of the WPMI payment and associated amendment of the PMPA was an improvement in the economics of San Dimas Mine as the Company expects the San Dimas Mine to be economically viable under the amended PMPA. The total consideration paid by the Company represented the economic value of the acquired Primero business incorporating the impact of the amended PMPA.

b.	Who initiated the transaction

i.
The sales process and associated discussions were initiated by Primero. Due to the terms of the pre-existing PMPA, Primero had a contractual requirement to involve WPMI in negotiations involving a change of control and amendment of the PMPA was a condition necessary for any viable restructuring plan or a sale to realize value for Primero’s shareholders.

ii.
The transactions (the acquisition and the amendment of the PMPA) were negotiated on a tri-party basis. The Company, WPMI and Primero were engaged throughout the negotiation process with a clear understanding that in order for each of the parties to realize value from the arrangement, a tri-party arrangement encompassing both the acquisition of Primero by the Company and the amendment of the PMPA was necessary.

c.	The timing of the transaction

i.
The plan of arrangement for the acquisition of Primero and amendment of the PMPA were negotiated concurrently between the Company, Primero and WPMI. The transactions were contingent on each other, were agreed upon and closed concurrently, on January 12, 2018 and May 10, 2018, respectively.

Suite 1800, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639-8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

Considering the above factors, the Company weighed the relevant considerations, and on the balance of the facts and with the application of judgment, came to the determination that the amendment of the PMPA was part of the business combination transaction rather than a separate transaction. Accordingly, the $143.1 million paid to WPMI in the form of 20,914,590 of the Company’s common shares was concluded to be part of the consideration transferred in accordance with paragraph 37 of IFRS 3.

2.
We refer you to page 90 in exhibit 99.2 to the Form 40-F, filed on April 1, 2019 by Wheaton Precious Metals Corp. It is disclosed that Wheaton Precious Metals Corporation received a cash payment of $220 million for the termination of the San Dimas purchase agreement. It is also disclosed that Wheaton Precious Metals Corporation paid an upfront cash payment of $220 million under the terms of the new San Dimas purchase agreement. Please tell us if you were a party to these cash transactions and, if so, please explain how these cash payments were considered in your accounting for the precious metals purchase transaction.

As outlined in our response to Question #1, the Company was the counterparty to the above cash transactions, in addition to the share consideration.

The cash component of this transaction was to address the legal and tax (particularly transfer pricing) structuring associated with the amendment of the pre-existing PMPA to ensure an appropriate tax value was assigned to both sever the prior contractual relationship between Primero and WPMI (which had previously been contracted in a legacy subsidiary of Primero) and to formulate the amended contractual relationship between WPMI and the Company (which was contracted in a newly incorporated subsidiary of First Majestic).. The common shares issued to Primero and WPMI were the only economic cost of the acquisition to the Company as the $220 million in cash was paid to WPMI by one wholly owned subsidiary of the Company and immediately paid by WPMI to another wholly owned subsidiary of the Company.

As the Company had concluded that the amendment of the PMPA was a part of the business combination transaction in accordance with IFRS 3, the cost of legally settling the previous PMPA and proceeds from establishing the new PMPA were treated, on a net basis, as consideration for the acquisition of Primero. Therefore, the net consideration paid by the Company, being the $187.0 million in the Company’s common shares, was recognized as consideration to the acquisition and accounted for in accordance with IFRS 3.

If you have any questions regarding the above, please contact myself or our internal General Counsel, Sophie Hsia at (604) 688-3033.

Very truly yours,

/s/ Raymond Polman, CPA, CA

Raymond Polman, Chief Financial Officer

cc:     Keith Neumeyer, President and Chief Executive Officer
Sophie Hsia, General Counsel
Daniel M. Miller, Dorsey & Whitney LLP
Heidi Scorgie, Deloitte LLP

Suite 1800, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639-8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com